Alpine Global Dynamic Dividend Fund
Alpine Total Dynamic Dividend Fund
Alpine Global Premier Properties Fund
2500 Westchester Avenue, Suite 215
Purchase, NY 10577-2540

December 30, 2013

VIA EDGAR TRANSMISSION

Ms. Kathy L. Churko
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

Re:
Alpine Global Dynamic Dividend Fund (File nos. 333-152901, 811-21901)
Alpine Total Dynamic Dividend Fund (File nos. 333-152580, 811-21980) and
Alpine Global Premier Properties Fund (File nos. 333-140770, 881-22016)
(collectively the “Closed-End Trusts”)

Dear Ms. Churko:

This correspondence is being filed in response to the oral comments given to State Street Corporation via telephone conference on November 20, 2013 relating to the review of the Closed-End Trusts’ annual reports dated October 31, 2012 (the “Shareholder Reports”), each filed on Form N-CSR on January 8, 2013.

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trusts’ responses.

Alpine Global Dynamic Dividend Fund and Alpine Global Premier Properties Fund – Annual Report

1.
The Alpine Global Dynamic Dividend and Alpine Global Premier Properties appear to invest in total return swaps. Please refer to the SEC’s Concept Release No. IC 29776; Use of Derivatives by Investment Companies under the Investment Company Act of 1940.

Response:  The Closed-End Trusts acknowledge that they are aware of Concept Release No. IC 29776 and that they will monitor for future guidance from the SEC and will comply with such guidance.

All Funds – Financial Statements

2.
In the notes to financial statements of each of the Closed-End Trusts, the Derivative Instruments and Hedging Activities tables does not appear to tie to the Statement of Operations. Please explain the discrepancy.

Response:  The Derivative Instruments and Hedging Activities tables present the realized gain/loss and change in unrealized gain/loss on “forward currency contracts.”  The amounts shown in the Statement of Operations are realized and unrealized gain/loss on “foreign currency transactions.” The difference is that the Statement of Operations includes both forward and spot contracts, whereas the Derivative Instruments and Hedging Activities tables present strictly forward contracts.

All Funds – Form N-CSR

3.
For Item 4(g) of Form N-CSR, please explain the nature of the non-audit fees billed by the registrant’s accountant for services rendered to the registrant, and the registrant’s investment adviser, and any entity controlling, controlled by, or under common control with the adviser that provides ongoing services to the registrant. Please explain the increase for item 4(g) of Form N-CSR from 2011 to 2012.

Response:  The increase in Item 4(g) from 2011 to 2012 is directly related to fees billed for consulting and advisory services provided to the Trusts and the Adviser regarding Enterprise Risk Management.  Please note that in Item 4(d), each Trust reported and described the amount of consulting and advisory services regarding Enterprise Risk Management allocable to each Trust.

Alpine Global Premier Properties Fund – Rule 19a-1 Notices

4.	The Schedule of Investments for the Alpine Global Premier Properties Fund appears to have a Rule 19a-1 return of capital. Please explain how the Trust complied with Rule 19a-1.

Response:  The Alpine Global Premier Properties Fund did have a Rule 19a-1 return of capital. The Fund provided Rule 19a-1 notices to shareholders in connection with the distributions and also filed copies of such notices as exhibits to its form N-CSR.

In connection with this response to the Staff’s comments, the Closed-End Trusts, hereby state the following:

(1)
The Closed-End Trusts acknowledge that in connection with the comments made by the Staff regarding annual reports for registered investment companies filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Closed-End Trusts acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Closed-End Trusts represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact Matthew K. Breitman at 914-417-6385.

Very truly yours,

ALPINE GLOBAL DYNAMIC DIVIDEND FUND
ALPINE TOTAL DYNAMIC DIVIDEND FUND
ALPINE GLOBAL PREMIER PROPERTIES FUND

/s/ Ronald G. Palmer, Jr.

Ronald G. Palmer, Jr.
Chief Financial Officer